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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 8 2012

Washington, DC
110

SEC FILE NUMBER
8-50397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Imperial Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Avenue of the Stars, 9th Floor South

(No. and Street)

Los Angeles   CA   90067

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Chung   (310) 246-3700

                                               (Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP

(Name — if individual, state last, first, middle name)

1888 Century Park East, 4th Floor	Los Angeles	California	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)   2A

OATH OR AFFIRMATION

I, Harry Chung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Imperial Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

1888 Century Park East
4th Floor
Los Angeles, CA 90067

Independent Auditors' Report

To the Member of
Imperial Capital, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (the Company) as of December 31, 2011 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition present fairly, in all material respects, the financial position of Imperial Capital, LLC at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 24, 2012

Statement of Financial Condition

Imperial Capital, LLC

Statement of Financial Condition

December 31,	2011
Assets	
Cash and cash equivalents	$ 29,439,684
Investments	420,442
Corporate finance fees receivable	2,522,166
Prepaid and other assets	2,291,559
Property and equipment, net	4,593,632
Goodwill	7,816,063
Total assets	$ 47,083,546
Liabilities and Member's Equity	
Liabilities	
Commissions and bonuses payable	$ 4,927,704
Accounts payable and accrued liabilities	6,669,032
Total liabilities	11,596,736
Commitments and Contingencies	
Member's equity	35,486,810
Total liabilities and member's equity	$ 47,083,546

See accompanying notes to statement of financial condition.

1. General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company (Company), was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from its California and New York offices. The Company is a wholly-owned subsidiary of Imperial Capital Group, LLC.

The Company has an agreement (Agreement) with a clearing broker (Clearing Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Thus, with regard to possession or control requirements under Securities and Exchange Commission (SEC) Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Valuation of Investments

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models, as determined by the Company's management.

Fair Value Hierarchy

The Company follows the accounting guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurements. The accounting guidance defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The accounting guidance maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but are traded less frequently, derivative instruments whose fair values have been derived using a model where inputs to the model are directly observable in the market and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation Process for Financial Instruments

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

Exchange-traded equity securities - Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied. Equity securities not traded on an exchange or reported in a trade reporting system and securities that are generally restricted from resale are valued at estimated fair value as determined by the Company's management.

Corporate bonds - The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable) and are classified as Level 2. The Company also deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction.

The fair value of high-yield and distressed debt securities is estimated based on expected cash returns based on potential transaction expectations, reorganization documents, court orders or past experience with similar securities and are classified as Level 3. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition.

Warrants - The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Exchange-traded warrants are generally valued based on quoted prices from the exchange and are considered Level 1. Warrants not traded on an exchange are valued at estimated fair value as determined by the Company's management's potential transaction expectations or option pricing models and are considered Level 3.

Cash and cash equivalents, corporate finance fees receivable and accounts payable - The carrying amounts of cash and cash equivalents, corporate finance fees receivable and accounts payable approximates fair value due to the short-term nature of these instruments.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements that are funded by landlord incentives or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term.

Goodwill and Intangible Assets

In accordance with accounting guidance on business combinations and goodwill and other intangible assets, identifiable intangible assets with finite lives are being amortized using the straight-line method over estimated useful lives of one to two years. In addition, goodwill is subject to annual impairment testing. The Company evaluates goodwill for impairment consistent with each reporting period and at a minimum on an annual basis. A significant impairment could have a material adverse effect on the Company's financial condition and results of operations. No impairment charges were recorded during the year ended December 31, 2011.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected discounted future cash flows. No impairment charges were recorded during the year ended December 31, 2011.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

Recently Issued Accounting Standards

In May 2011, the FASB issued accounting guidance, to align the fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). Many of the amendments in this guidance will not result in a change in requirements but simply clarify existing requirements. The amendments in this guidance that do not change a principle or requirement for measuring fair value or disclosing information about fair value measurements include the following: (1) the guidance permits an exception for measuring fair value when a reporting entity manages its financial instruments on the basis of its net exposure, rather than gross exposure, to those risks; (2) the guidance clarifies that the application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability being measured at fair value and specifically prohibits blockage discounts for Level 2 and 3 investments; and (3) the amendments expand fair value measurement disclosures. The more significant new disclosures include: (1) for all Level 3 fair value measurements, quantitative information about significant unobservable inputs used as well as a qualitative discussion about the sensitivity of recurring Level 3 fair value measurements; (2) transfers between Level 1 and Level 2 fair value measurements on a gross basis, including the reasons for those transfers; and (3) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed (e.g., held-to-maturity securities and loans). The guidance is to be applied prospectively and is effective January 1, 2012. We do not expect the adoption of this new guidance to have a material effect on our financial position.

Subsequent Events

Management has evaluated all subsequent events through February 24, 2012, the date the statement of financial condition was available to be issued.

2. Cash and Cash Equivalents

The Company generally invests its excess cash in money market funds and other short-term investments. Cash equivalents include highly liquid investments with original maturities of three months or less. Additionally, the Company maintains a deposit with its clearing broker, Pershing, LLC to satisfy the requirement under its clearing agreement. This entire deposit was held in a cash account.

The following are financial instruments that are cash and cash equivalents as of December 31, 2011:

December 31,	2011
Cash in banks	$ 2,261,352
Cash held at Pershing, LLC	26,933,366
Cash deposit held at Pershing, LLC	244,966
	$ 29,439,684

3. Investments

The following table presents the Company's investments recorded at fair value as of December 31, 2011 based upon the fair value hierarchy in accordance with accounting guidance issued by the FASB on fair value measurements:

Investments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
Assets				
Common stocks and warrants	$ 21,743	$ 7,925	$ 306,532	$ 336,200
Corporate bonds	-	-	84,242	84,242
Total investments	$ 21,743	$ 7,925	$ 390,774	$ 420,442

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2011:

Investments	Beginning Balance	Realized Gains, Net	Unrealized Losses, Net	Total Realized and Unrealized Gains (Losses), Net	Purchases Sales, Other Settlements and Issuances, Net	Net Transfers Out of Level	Ending Balance
Assets							
Common stocks and warrants	$ 61,596	$ -	$ 11,250	$ 11,250	$ 233,686	$ -	$ 306,532
Bonds	610,466	137,255	(41,413)	95,842	(622,066)		84,242
	$ 672,062	$ 137,255	$ (30,163)	$ 107,092	$ (388,380)	$ -	$ 390,774

There were no transfers in or out of Level 1, Level 2 or Level 3 during 2011.

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. The Company does not apply hedge accounting as defined in guidance issued by the FASB on accounting for derivative instruments and hedging activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required are generally not applicable with respect to these financial instruments.

5. Property and Equipment

Property and equipment are composed of the following at December 31, 2011:

December 31,	2011
Computer hardware and software	$ 5,517,407
Leasehold improvements	4,895,138
Furniture and fixtures	1,367,166
Office equipment	1,003,829
Total	12,783,540
Less accumulated depreciation and amortization	(8,189,908)
	$ 4,593,632

6. Intangible Assets

In connection with various asset purchase agreements, the Company recorded certain intangible assets, which are composed of the following at December 31, 2011:

	2011
Non-compete agreements	$ 2,365,750
Engagement letters	2,731,000
Leads	738,000
Other assets	15,423
Total	5,850,173
Less accumulated amortization	(5,850,173)
	$ -

7. Subordinated Borrowings

On March 7, 2011, Imperial Capital, LLC executed a credit agreement with a bank for a revolving note and cash subordination agreement (the Subordinated Debt Facility) that provided for borrowings under a line of credit of up to $25,000,000 through March 7, 2012. The Subordinated Debt Facility constitutes a satisfactory subordinated agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. As of December 31, 2011, no amounts were outstanding under the Subordinated Debt Facility.

8. Commitments and Contingencies

Leases

The Company leases office space and office equipment under noncancelable operating leases, which expire through May 2017. The future minimum rental payments under these agreements at December 31, 2011 are as follows:

Years ending December 31,		Amount
2012	$	5,802,422
2013		4,917,222
2014		4,393,251
2015		2,656,536
2016		2,708,278
Thereafter		536,651
Total	$	21,014,360

Additionally, in connection with two operating office leases, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlords, totaling $2.2 million. As of December 31, 2011, there have been no amounts drawn under the letters of credit.

Legal Matters

The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

Indemnification Agreements

Under its Limited Liability Company Agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its Limited Liability Company Agreement and Delaware Law.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2011.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the client accounts introduced by the Company. As of December 31, 2011 there were no amounts to be indemnified to the Clearing Broker for these accounts.

9. Transactions with Affiliates

The Company provides brokerage services to its employees and certain affiliates. These services are primarily trade execution and are not significant to the Company's overall business.

10. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for six months or longer. Employees may contribute up to a maximum employee contribution of $16,500. The Company generally matches 2% of the employees' compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company's match is 100% vested upon contribution by the Company. The Company expensed $491,070 during the year ended December 31, 2011.

11. Net Capital Requirements

The Company is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC, which, under the alternate method, requires net capital to be not less than the greater of $250,000 or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At December 31, 2011, the Company had net capital of $19,446,982 which was $19,196,982 in excess of the required net capital.

This rule also requires the Company to notify and sometimes obtain approval from the SEC for significant withdrawals of capital. Additionally, the Company may be prohibited from expanding its business or paying dividends if resulting net capital falls below the regulatory limit.

12. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of clients. If the transactions do not settle because of failure to perform by either the client or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by clients or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company maintains its cash accounts primarily with banks located in California, excluding the funds held with Pershing, LLC, all of which are maintained in noninterest-bearing accounts. Such amounts are fully insured by the F.D.I.C. through December 31, 2012, after which time insurance limits will decrease to $250,000 per account.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

13.   SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

Imperial Capital, LLC

Report on Internal Control Required by
Securities and Exchange Commission
Rule 17a-5
As of and For the Year Ended December 31, 2011

The report accompanying these financial statements was issued by BDO USA,
LLP, a Delaware limited liability partnership and the U.S. member of BDO
International Limited, a UK company limited by guarantee.



Imperial Capital, LLC

Report on Internal Control Required by
Securities and Exchange Commission Rule 17a-5
As of and For the Year Ended December 31, 2011



Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

1888 Century Park East
4th Floor
Los Angeles, CA 90067

Independent Auditors' Report on Internal Control
Required by Securities and Exchange Commission Rule 17a-5

To the Member of
Imperial Capital, LLC
Los Angeles, California

In planning and performing our audit of the financial statements of Imperial Capital, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 24, 2012
Los Angeles, California

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.